UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

COMMISSION FILE NUMBER 1-8359
NEW JERSEY RESOURCES CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

NEW JERSEY RESOURCES CORPORATION

1415 Wyckoff Road
Wall, New Jersey  07719

NEW JERSEY RESOURCES CORPORATION EMPLOYEES’ RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New Jersey Resources Corporation
Employees’ Retirement Savings Plan
Wall, New Jersey

We have audited the accompanying statement of net assets available for benefits of New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2005 and for the year then ended, other than adjustments to retrospectively apply the change in accounting described in Note 2, were audited by other auditors whose report dated June 29, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when consideration in relation to the basic financial statements taken as a whole.

We also audited the adjustments described in Note 2 that were retroactively applied to the 2005 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

/s/Lazar Levine & Felix LLP
Morristown, New Jersey
June 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of
New Jersey Resources Corporation
Employees’ Retirement Savings Plan
Wall, New Jersey

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2, the accompanying statement of net assets available for benefits of New Jersey Resources Corporation Employees’ Retirement Savings Plan (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended (the 2005 financial statements before the effects of the adjustments discussed in Note 2 the financial statements are not presented herein). These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey

June 29, 2006

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		Adjusted (Note 2)
Cash	$97,280	$45,871

Participant directed investments:
Gartmore Morley Stable Value Fund	10,368,993	9,544,821
Wachovia Diversified Bond Group Trust	2,518,839	2,132,138
Fidelity Puritan Fund	4,958,191	4,123,661
MFS Massachusetts Investors Growth Stock Fund	—	798,126
Harbor Capital Appreciation Fund	1,111,462	—
Wachovia Enhanced Stock Market Fund	8,243,400	6,824,579
Vanguard Windsor II Fund	7,458,655	5,996,312
T Rowe Price Small Cap Value Fund	2,687,841	2,087,574
Franklin Small Cap Growth Fund II	2,038,541	1,913,845
American Funds Capital World Growth and Income Fund	4,499,423	3,366,221
Templeton Foreign Fund	—	2,377,624
Dodge & Cox International Stock Fund	3,701,088	—
NJR Common Stock 401(k) Fund	5,530,596	4,702,103
Total Participant-directed investments	53,117,029	43,867,004

Nonparticipant-directed investments:
NJR Common Stock ESOP	25,372,260	23,702,326
Gartmore Morley Stable Value Fund	86,692	54,938
Total Nonparticipant-directed investments	25,458,952	23,757,264

Participant Loans	2,285,321	1,910,408
Total investments	80,958,582	69,580,547

Receivables:
Employer contributions	45,142	29,373
Total receivables	45,142	29,373

Total assets	81,003,724	69,609,920

LIABILITIES:
Payables for securities purchased	97,280	45,871
Total liabilities	97,280	45,871

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	80,906,444	69,564,049

Adjustments from fair value to contract value:
Gartmore Morley Stable Value Fund	205,905	186,268

NET ASSETS AVAILABLE FOR BENEFITS	$81,112,349	$69,750,317

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		Adjusted (Note 2)
Investment income:
Interest	$138,128	$103,077
Dividends	2,479,957	1,973,778
Net appreciation in fair value of investments	8,385,478	109,822
Net investment income	11,003,563	2,186,677
Contributions:
Employer contributions	1,179,275	1,129,493
Employee contributions	3,881,959	3,635,443
Employee rollover contributions	53,574	129,705
Total contributions	5,114,808	4,894,641
Total additions	16,118,371	7,081,318

DEDUCTIONS:
Benefits paid to participants	4,593,666	7,932,037
Administrative expenses	182,310	164,070
Total deductions	4,775,976	8,096,107

INCREASE (DECREASE) IN NET ASSETS	11,342,395	(1,014,789)

Increase from fair value to contract value	19,637	186,268

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	69,750,317	70,578,838

END OF YEAR	$81,112,349	$69,750,317

The accompanying notes are an integral part of these financial statements.

NEW JERSEY RESOURCES CORPORATION
EMPLOYEES’ RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.      PLAN DESCRIPTION

New Jersey Resources Corporation Employees’ Retirement Savings Plan (the Plan) is administered through a Benefits Administration Committee (the Committee) appointed by New Jersey Resources Corporation’s (the Company or NJR) Board of Directors and administers the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan is provided for general information only. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan.

The Plan contains a savings component and an employee stock ownership plan component, as described below.

Savings Component

General The Savings component is represented by deferred pre-tax contributions, after-tax contributions and employer matching contributions.

All employees of the Company and its subsidiaries who have completed 30 days of service are eligible to participate on a voluntary basis.

Contributions Under the Savings component, eligible employees may make contributions of between 1% and 30% of base compensation to the Plan and, of this amount, the calendar year dollar limit in effect for 401(k) contributions shall be permitted as pre-tax contributions. The Company contributes an amount equal to 50% of the first 6% of contributing participants’ base compensation, subject to certain exceptions as described in the Plan. The participants' contributions, plus actual earnings thereon, are fully vested at all times. The Company's contributions vest on the basis of service ranging from 25% after two years, 50% after three years, 75% after four years, and 100% after five years. Any forfeiture is treated as a reduction to employer contributions.

Effective October 1, 2000, certain employees of NJR Home Services Company who are not covered by the Plan for Retirement Allowances for Represented Employees of New Jersey Natural Gas Company and have one or more year(s) of service receive an annual Company contribution equal to 2% of base compensation for employees with less than five years of service and a 3% contribution for employees with five or more years of service. The contribution is invested automatically in the Gartmore Morley Stable Value Fund, and cannot be reallocated to other investments nor is it eligible for employee loans. The Company contributed $45,142 and $29,373 related to these employees for the Plan years ended December 31, 2006 and 2005, respectively and the amounts are included in employer contributions receivable in the Statement of Net Assets Available for Benefits. Effective January 1, 2002, employees who have both reached the minimum age of 50 and the 401K elective deferral limit by the end of the Plan year may elect to contribute an additional $5,000 in pre-tax non-matchable contributions for the plan years ended December 31, 2006 and 2005, respectively.

Contributions by employees are made primarily through payroll deductions. The Plan also accepts qualified roll-over contributions from eligible employees. As directed by the Committee, contributions by employees and the Company are transferred to a Trustee and held in the Plan's Trust Fund for investment and other transactions.

Payment of Benefits Participants, prior to retirement or termination of service with the Company, may withdraw their contributions from the Savings component subject to certain limitations as described in the Plan. Participants may not withdraw the Company's contributions until they are vested. Withdrawal of deferred contributions may generally be made only upon disability, hardship or the attainment of age 59-1/2.

Distributions made upon retirement or death may be made either in a lump sum or in equal installments over a period not to exceed five years. All other distributions are made in a lump sum payment.

Participant Loans The Plan may loan to a participant an amount that shall not exceed the lesser of 50% of the value of the vested portion of such participant's account, or $50,000. The minimum participant loan must be for $1,000 and no participant may have more than two loans outstanding at any time. No loan shall be for a term of more than five years except for loans used to acquire the participant's principal residence, which term shall not exceed ten years. The loans are secured by the balance in the participant’s account. Interest rates range from 5% - 10.5% at December 31, 2006.

Principal and interest are paid ratably through payroll deductions. A participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. Payments of principal and interest on loans shall be credited to the participant's account(s) from which the loan was funded and shall be reinvested in investment funds in accordance with the participant's then current investment selection.

The interest rate for loans will be the current prime lending rate of Wachovia Bank N.A. (the Plan Directed Trustee) plus 1% or such other rate as is prescribed by the Committee based on periodic re-evaluations of the adequacy of such rate. The fixed rate of interest shall apply to the term of each loan.

Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Company’s matching contribution, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments Participants direct the investment of their contributions into various investment options offered by the Plan. Except as previously noted, Company contributions are invested at the same percentage in the same investment options as the participant directed investments. The Plan currently offers eleven investment options for participants.

Forfeited Accounts At December 31, 2006 and 2005, forfeited nonvested accounts totaled $5,446 and $18,855 respectively. Forfeited amounts are used to reduce employer contributions in the following year. During the years ended December 31, 2006 and 2005, employer contributions were reduced by $18,855 and $4,494, respectively from forfeited, nonvested accounts.

Employee Stock Ownership Plan Component (ESOP)

General Effective October 1, 1994, investment in the ESOP was closed to future employees. The ESOP component is represented by amounts held by the Plan Trustee in Company stock (NJR Common Stock). Until September 30, 1994, all employees of the Company and its subsidiaries who had attained age 21 and completion of one year of service were eligible to participate. All participants’ respective shares of NJR Common Stock are 100% vested.

Payment of Benefits Distributions to ESOP participants may be made in the case of separation of service or attainment of age 55 and completion of at least 10 years of participation, and may be in the form of full shares of the Company's common stock and cash in lieu of fractional shares. ESOP participants may also elect to receive their total distribution in cash. Effective January 1, 2006, ESOP participants will also be able to transfer all or part of their account balance to any of the other 401(k) plan investment options, including NJR Common Stock. If and when the participants make a transfer, they will be able to use that money for the allowable in-service withdrawals and plan loans.

The following amounts related to the ESOP were included in dividend income and net appreciation in fair value of investments for the years ended December 31:

	2006	2005
Dividend income	$786,077	$813,845
Net appreciation (depreciation) in fair value of investments	$3,682,269	$(874,588)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition The Plan’s investments in mutual funds and common stock are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends on NJR Common Stock in both the Savings Component and ESOP are automatically reinvested unless the participant elects a distribution.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Valuation of Investments (Securities with No Quoted Market Prices) Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. Investments in common collective trusts, which include the Diversified Bond Fund of Wachovia and the Enhanced Stock Market Fund of Wachovia, are valued at the net asset value of the shares held by the Plan at year end, which is based on the fair value of the underlying assets. The values recorded in the Plan’s financial statements for such funds were $2,518,839 and $8,243,400 at December 31, 2006 and $2,132,138 and $6,824,579 at December 31, 2005, respectively.

Gartmore Morely Stable Value Fund Valuation In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). This is applicable to the Gartmore Morley Stable Value fund (GMSV fund), which includes investment contracts in its portfolio. The Plan’s participant investment balances held in the GMSV fund had a fair value of approximately $10.5 million and $9.6 million as of December 31, 2006 and 2005, respectively. The corresponding approximate contract value, based on the underlying contract value of the GMSV as provided by the fund, is approximately $10.7 million and $9.8 million as of December 31, 2006 and 2005, respectively.  The financial statements for the year ended December 31, 2005 have been retroactively adjusted to comply with the provisions of the FSP.

The following tables display the changes to the financial statement line items to comply with the application of the FSP as of and for the year ended December 31, 2005:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As originally reported	As adjusted	Effect of change
Gartmore Morley Stable Value Fund	$9,731,089	$9,544,821	$(186,268)
Total participant-directed investments:	$44,053,272	$43,867,004	$(186,268)
Total investments	$69,766,815	$69,580,547	$(186,268)
Total assets	$69,796,188	$69,609,920	$(186,268)
Adjustments from Fair Value to Contract Value	—	$186,268	$186,268

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	As originally reported	As adjusted	Effect of change
Net Appreciation in Fair Value of Investment	$296,090	$109,822	$(186,268)
Net investment income	$2,372,945	$2,186,677	$(186,268)
Total additions	$7,267,586	$7,081,318	$(186,268)
(Decrease) Increase in Net Assets	$(828,521)	$(1,014,789)	$(186,268)
Increase from Fair Value to Contract Value	—	$186,268	$186,268

The GMSV fund invests in a series of guaranteed and synthetic guaranteed investment contracts, which are designed to provide a high level of return, consistent with and providing for stability of investment returns, preservation of capital, liquidity to pay plan benefits, high credit quality and reasonable tracking of interest rates. The guaranteed investment contracts or synthetic investment contracts (collectively, “the contracts”) are issued by life insurance companies, banks and other financial institutions. The characteristics of these contracts allow for their principal value to remain stable regardless of the volatility of the bond market.  The S&P and Moody’s credit ratings of the issuers of the contracts range from AAA to AA- and Aaa to Aa3, respectively.

(Unaudited) As of December 31, 2006 all investment contracts held by the GMSV fund were deemed fully benefit-responsive within the meaning of the FSP. The change in the difference between the fair value and the contract value of the GSMV fund’s fully benefit-responsive investment contracts as of December 31 were as follows (in thousands, unaudited):

	2006	2005
Investments at Fair Value	$3,697,489	$3,814,846
Adjustment to Contract Value	71,245	78,389
Investments at Contract Value	$3,768,734	$3,893,235

Administrative Expenses Certain administrative expenses of the Plan are paid by the Company as provided in the Plan Document.

Payment of Benefits Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were $1,787 and $1,834 as of December 31, 2006 and 2005, respectively.

3.  INVESTMENTS

The following investments represent five percent or more of the fair market value of the Plan’s net assets as of December 31, 2006 and 2005:

	2006	2005
NJR Common Stock ESOP*, 1,020,224 and 1,104,231 units, respectively	$25,372,260	$23,702,326
NJR Common Stock 401K Fund, 247,556 and 241,481 units, respectively	$5,530,597	$4,702,103
Gartmore Morley Stable Value Fund**, 530,830 and 505,853 shares, respectively	$10,455,685	$9,599,759
Wachovia Enhanced Stock Market Fund, 83,000 and 80,378 shares, respectively	$8,243,400	$6,824,579
Vanguard Windsor II Fund, 120,905 and 191,392 shares, respectively	$7,458,655	$5,996,312
Fidelity Puritan Fund, 248,282 and 220,163 shares, respectively	$4,958,191	$4,123,661
American Fund 107,308 shares in 2006 ***	$4,499,423	$—
    * Non-participant directed
  ** A portion of this investment is non-participant directed. See Note 4 for more information
*** Balance at December 31, 2005 represented less than five percent of the Plan’s net assets

During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common Trust Funds	$1,295,013	$469,257
Common Stock Funds	4,427,847	(966,814)
Fidelity Puritan Fund	299,926	(52,184)
Franklin Small Cap Growth Fund II	(25,787)	60,641
MFS Massachusetts Investors Growth Stock Fund	(15,320)	27,862
Templeton Foreign Fund	151,750	61,088
T Rowe Price Small Cap Value Fund	231,992	59,589
American Funds Capital World Growth and Income Fund	519,230	213,871
Vanguard Windsor II Fund	686,094	120,097
Gartmore Morley Stable Value Fund	360,192	116,415
Dodge & Cox International Stock	385,199	—
Harbor Capital Appreciation	69,342	—
Net Appreciation	$8,385,478	$109,822

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Net assets:
NJR Common Stock ESOP	$25,372,260	$23,702,326
Gartmore Morley Stable Value Fund	86,692	54,938
Total non-participant directed investments	$25,458,952	$23,757,264

Changes in net assets:

NJR Common Stock ESOP
Net appreciation in fair value of investments	$4,472,365	$50,685
Benefits paid to participants	(1,574,169)	(3,243,108)
Transfers to participant-directed investments	(1,228,262)	(176,660)
Net change	1,669,934	(3,369,083)

NJR Common Stock ESOP – beginning of year	23,702,326	27,071,409

NJR Common Stock ESOP – end of year	$25,372,260	$23,702,326

Gartmore Morley Stable Value Fund

Net appreciation in fair value of investments	$2,392	$1,770
Administrative expenses	(11)	(10)
Employer contributions	29,373	22,803
Net change	31,754	24,563

Gartmore Morley Stable Value Fund – beginning of year	54,938	30,375

Gartmore Morley Stable Value Fund – end of year	$86,692	$54,938

5.      FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 17, 2003, that the Plan and related trust were designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The financial statements have been prepared on the accrual basis in conformity with generally accepted accounting principles in the United States of America. The Form 5500 is presented on the cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$81,112,349	$69,750,317
Less: Amounts due from employer per the financial statements	(45,142)	(29,373)
Net assets available for benefits per the Form 5500	$81,067,207	$69,720,944

	December 31,
	2006	2005
Contributions received from participants per the financial statements	$3,881,959	$3,635,443
Add: Contributions receivable from participants per the financial statements	—	36,622
Contributions received from participants per the 5500	$3,881,959	$3,672,065

	December 31,
	2006	2005
Contributions received from employer per the financial statements	$1,179,275	$1,129,493
Less: Contributions receivable from employer per the financial statements	(45,142)	(29,373)
Add: Contributions receivable from employer per the financial statements	29,373	32,715
Contributions received from employer per the 5500	$1,163,506	$1,132,835

8.      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wachovia Bank N.A. (Wachovia). Wachovia is the Plan Trustee and certain plan assets are invested in the Wachovia Common Trust Funds, therefore, these transactions qualify as exempt party-in-interest transactions.

Fees paid by the Plan to the Trustee amounted to $182,310 and $164,070 for the years ended December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the Plan held 1,267,780 units and 1,345,712 units, respectively, of common stock of New Jersey Resources Corporation, the sponsoring employer, with a cost basis of $16,647,369 and $16,730,101, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $942,881 and $951,892, respectively.

Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

NEW JERSEY RESOURCES CORPORATION EMPLOYEES' RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i---
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
	Lessor, or Similar Party Identity of Issue, Borrower	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*	Wachovia Bank, N.A. Diversified Bond Group Trust	Common Trust Funds	**	$2,518,839
*	Wachovia Bank, N.A. Enhanced Stock Market Fund	Common Trust Funds	**	$8,243,400
*	NJR Common Stock 401(K) Fund	Common Stock	**	$5,530,596
	Fidelity Puritan Fund	Registered Investment Company	**	$4,958,191
	Franklin Small Cap Growth Fund II	Registered Investment Company	**	$2,038,541
	Harbor Capital Appreciation Fund	Registered Investment Company	**	$1,111,462
	T Rowe Price Small Cap Value Fund	Registered Investment Company	**	$2,687,841
	Vanguard Windsor II Fund	Registered Investment Company	**	$7,458,655
	American Funds Capital World Growth and Income Fund	Registered Investment Company	**	$4,499,423
	Dodge & Cox International Stock Fund	Registered Investment Company	**	$3,701,088
	Gartmore-Morley Stable Value Fund	Registered Investment Company	**	$10,574,898
*	Various participants	Participant loans (maturing 2007-2015 at interest rates of 5%-10.5%)	**	$2,285,321
*	NJR Common Stock ESOP	Common Stock	$11,248,685	$25,372,260
	Gartmore Morley Stable Value Fund	Registered Investment Company	$86,692	$86,692
			$11,335,377	$81,067,207

* Party-in-interest
** Cost information is not required for participant-directed investment and, therefore, is not included

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

            New Jersey Resources Service Corporation
            Employees’ Retirement Savings Plan

Date: June 22, 2007
            By: /s/ Deborah G. Zilai
            Deborah G. Zilai
            Plan Administrator

            /s/ Glenn C. Lockwood
            Glenn C. Lockwood
            Plan Sponsor

EXHIBIT INDEX

Exhibit Number

23.1  Consent of Independent Registered Public Accounting Firm – Lazar, Levine and Felix

23.2  Consent of Independent Registered Public Accounting Firm – Deloitte and Touche, LLP